Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or type responses)
1. Name and Address of Reporting Person* Hayden, Kevin (Last) (First) (Middle) 2592 Portree Way (Street) Garbaldi Highlands, B.C. V0N 1Z0 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 11/19/2001	4. Issuer Name and Ticker or Trading Symbol Wtaa International, Inc. (WTIN)
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
___ Director                    ___10% Owner
___ Officer (give             _X_ Other (specify
          title below)                             below)

Director and Officer of a wholly owned subsidiary
6. If Amendment, Date of Original (Month/Day/Year) 11-30-2001
7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common	200,000	D
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Warrants	11/19/2001	11/19/2003	Common	100,000	$0.35	D
Explanation of Responses:

200,000 Common Shares are issued to the reporting person on November 19th, 2001 in consideration for the acquisition of Evolution Marketing Systems Inc. making Evolution Marketing Systems Inc. (renamed Gravitas Digital Communications, Inc) a wholly owned subsidiary of WTAA International, Inc. 400,000 Common Shares will be released to the reporting person on the performance of certain financial milestones of the subsidiary company. 100,000 Warrants will be issued to the reporting person in consideration for the acquisition of Evolution Marketing Systems Inc. (renamed Gravitas Digital Communications, Inc.) now a wholly owned subsidiary of WTAA International, Inc. 200,000 Warrants will be released to the reporting person on the performance of certain financial milestones of the subsidiary company.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Kevin Hayden **Signature of Reporting Person	11/30/2001 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.